UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF June 2023

COMMISSION FILE NUMBER 001-41045

Mynaric AG
(Registrant’s name)

Dornierstraße 19

82205 Gilching

Germany

+49 (0) 8105 79990

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒     Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Explanatory Note

On June 21, 2023, Mynaric AG issued a corporate news. A copy is furnished as Exhibit 99.1 hereto.

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DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Exhibit	Description of Exhibit
99.1	Mynaric selected by Raytheon Technologies to supply optical communications terminals for SDA Tranche 1 Tracking Layer program

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mynaric AG

	By	/s/ Stefan Berndt-von Bülow
Name: Stefan Berndt-von Bülow
Title: Chief Financial Officer

	By	/s/ Sven Meyer-Brunswick
Name: Sven Meyer-Brunswick
Title: Authorized Representative
Date: June 21, 2023

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